UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42989

SMJ International Holdings Inc.

31 Jurong Port Road #02-20

Jurong Logistics Hub

Singapore 619115

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

On October 6, 2026, SMJ International Holdings Inc. (the “Company”) received a public warning letter (the “Warning Letter”) from NYSE Regulation, on behalf of NYSE American LLC (the “Exchange”), stating that the Exchange had determined that the Company violated Section 401(a) of the NYSE American Company Guide (the “Company Guide”). Section 401(a) of the Company Guide requires a listed company to make immediate public disclosure of all material information concerning its affairs and, when such disclosure is to be made between 7:00 A.M. and 4:00 P.M. Eastern Time, to notify the Exchange at least ten minutes prior to the announcement.

The Warning Letter states that the Company did not make immediate public disclosure of the September 29, 2026 resignations of Ms. Lee Lay Choo as an executive director of the Company’s Board of Directors and Ms. Low Yeen Mei Sherina as Chief Financial Officer of the Company, which the Company disclosed in a Report on Form 6-K filed with the U.S. Securities and Exchange Commission on October 1, 2026.

The Warning Letter also notes that NYSE Regulation staff had previously reminded the Company of its obligations under Section 401(a) of the Company Guide on February 17, 2026 and August 27, 2026, in connection with other NYSE Regulation staff inquiries into trading activity in the Company’s shares.

The Warning Letter was issued pursuant to Section 1009(a)(i) of the Company Guide.

On October 7, 2026, the Company issued a press release announcing its receipt of the Warning Letter, as required by Section 401(j) of the Company Guide. A copy of the press release is attached as Exhibit 99.1 to this Report on Form 6-K.

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

EXHIBIT INDEX

Exhibit No.	Exhibits Description
99.1	Press release dated October 7, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 7, 2026

SMJ International Holdings Inc.

	By:	/s/ Rena Ho
	Name:	Rena Ho
	Title:	Chief Executive Officer

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